

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2017

Robert Benezra
Chief Executive Officer
AngioGenex, Inc
425 Madison Avenue
Suite 902
New York, 10017

>   **Re: AngioGenex, Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed August 22, 2017**
>   **File No. 000-26181**

Dear Mr. Benezra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G/A Filed 8/22/17

Item 1. Business Description of Registrant's Business
Executive Summary, page 1

1.   Please disclose in this section your estimate that you are only able to fund your current operations through December 2017 and will need to raise at least $1.2 million in capital to fund your planned operations.

2.   We note that in response to our prior comment 2 you have included a detailed list of scientific publications on the first page of the Executive Summary. Given that the summary should be a brief overview of the company and should not be overly detailed, please remove the publications from this section. We will not object if you include them in the Business section.

3. Please revise your disclosure in this section to explain why you have chosen to prioritize the macular degeneration program over the cancer program.

Our Experiments, page 3

4. We note your reference to an Exhibit 99.1 in this section but no such exhibit has been filed. Please advise.

Current Research Focus and Long-Term Plan, page 5

5. Please revise your disclosure to clarify what it means that you have completed testing AGX51 against the "industry standard." Please tell us whether the results of these tests are to be included in the PCT patent application you plan to file as Exhibit 99.1.

Item 3. Intellectual Property, page 6

6. Please revise the sentence before the table to clarify that in addition to the one issued patent and two pending patents, the remaining patents have not yet been filed. Please also disclose which of the listed patents are relevant to AGX51-. Please also disclose when you anticipate filing such the "to be filed" patents.

Relationship with Memorial Sloan Kettering Cancer Center , page 6

7. We note your revised disclosure in response to our prior comment 6 that a one page agreement with MSKCC was filed as Exhibit 10.1 and the services agreement with MSKCC was filed as Exhibit 10.2. However, no Exhibit 10.2 has been filed and Exhibit 10.1 appears to be the services agreement. Please revise or advise. Please also revise your disclosure to include the material terms of the services agreement, such as the performance period, fees incurred and termination provisions. In addition, the services agreement appears to cover only AGX51, not AGX51-. Please advise and revise your disclosure as necessary.

Collaboration, page 7

8. Please disclose the year in which Johns Hopkins Hospital's Wilmer Eye Institute conducted and completed the studies of your lead ocular drugs.

Item 1A. Risk Factors
Our operating results may fluctuate as a result of a number of factors, page 14

9. We note your disclosure on page 8 that you received $160,000 in funding in 2010 from four SBIR grants, and we note your disclosure in this risk factor that revenues from SBIR grants may not continue at current levels. Please specify in this risk factor when you last received funding from a SBIR grant and for how much and what the requirements are for you to receive any additional funding.

Item 6. Executive Compensation

Oustanding Equity Awards at Fiscal Year-End, page 34

10.   We note your response to our prior comment 21. We note that the table reflects that Mr. Murray has 550,000 options that are exercisable and 225,000 options that are not exercisable. Based on footnote 1, it appears that the table should reflect that Mr. Murray has 400,000 options that are exercisable and 150,000 that are not exercisable. Please revise or advise.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 37

11.   We note your response to our prior comment 23 and reissue in part. Please provide the disclosure required by Item 304(a)(2). Please also name the prior accounting firm and the current accounting firm and provide the exact dates when the prior accounting firm declined to stand for reappointment and the current accounting firm was engaged. Please file the letter from the prior accounting firm required under Item 304(a)(3) as an exhibit to this Form 10-12G.

Exhibit 3.1, page 38

12.   We note your response to our prior comment 24. Please file the complete articles of incorporation for the company. We note that Exhibit 3.1 is a certificate of amendment changing the name of the company. Refer to Item 601(b)(3)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at 202-551-3105 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance

cc: Michael Strage, Esq.